Exhibit 14.1
MELLANOX TECHNOLOGIES, LTD.
CODE OF BUSINESS CONDUCT AND ETHICS
JANUARY 2007
INTRODUCTION
Purpose
     This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.
     This Code applies to all of our directors, officers and employees. We refer to all persons covered by this Code as “Company employees” or simply “employees.” We also refer to our Chief Executive Officer and our Chief Financial Officer as our “principal financial officers.”
Seeking Help and Information
     This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact a principal financial officer.
Reporting Violations of the Code
     All employees have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. Your supervisor will contact a principal financial officer who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact a principal financial officer directly. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the principal financial officers and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern.
     It is Company policy that any employee who violates this Code will be subject to appropriate discipline, which may include termination of employment. This determination will be based upon the facts and circumstances of each particular situation. An employee accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and many incur damage to its reputation and standing in the community. Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.
Policy Against Retaliation
     The Company prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an employee because the employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.
Waivers of the Code
     Waivers of this Code for employees may be made only by an executive officer of the Company. Any waiver of this Code for our directors or the principal financial officers may be made only by our Board of Directors or the appropriate committee of our Board of Directors and will be disclosed to the public as required by law or the rules of the Nasdaq Stock Market.
CONFLICTS OF INTEREST
Identifying Potential Conflicts of Interest
     A conflict of interest can occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole. You should avoid any private interest that influences your ability to act in the interests of the Company or that makes it difficult to perform your work objectively and effectively.
     Identifying potential conflicts of interest may not always be clear-cut. The following situations are examples of conflicts of interest:
•	Outside Employment. No employee should be employed by, serve as a director of, or provide any services to a company that is a material customer, supplier or competitor of the Company.

•	Improper Personal Benefits. No employee should obtain any material (as to him or her) personal benefits or favors because of his or her position with the Company. Please see “Gifts and Entertainment” below for additional guidelines in this area.

•	Financial Interests. No employee should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier or competitor of the Company. A “significant financial interest” means (i) ownership of greater than 1% of the equity of a material customer, supplier or competitor or (ii) an investment in a material customer, supplier or competitor that represents more than 5% of the total assets of the employee.

•	Loans or Other Financial Transactions. No employee should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

•	Service on Boards and Committees. No employee should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

•	Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an employee’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “family members” include your spouse or life-partner, brothers, sisters and parents, in-laws and children, whether such relationships are by blood or adoption.
     For purposes of this Code, a company is a “material” customer if such company has made payments to the Company in the past year in excess of $200,000 or 5% of the customer’s gross revenues, whichever is greater. A company is a “material” supplier if such company has received payments from the Company in the past year in excess of $200,000 or 5% of the supplier’s gross revenues, whichever is greater. A company is a “material” competitor if such company competes in the Company’s line of business and has annual gross revenues from such line of business in excess of $10,000,000. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact a principal financial officer for assistance.

Disclosure of Conflicts of Interest
     The Company requires that employees disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your supervisor or a principal financial officer. Your supervisor and the principal financial officer will work with you to determine whether you have a conflict of interest and, if so, how best to address it. Although conflicts of interest are not automatically prohibited, they are not desirable and may only be waived as described in “Waivers of the Code” above.
GIFTS AND ENTERTAINMENT
     The giving and receiving of gifts is a common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should not compromise, or appear to compromise, your ability to make objective and fair business decisions.
     It is your responsibility to use good judgment in this area. As a general rule, you may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment would not be viewed as an inducement to or reward for any particular business decision. All gifts and entertainment expenses should be properly accounted for on expense reports. The following specific examples may be helpful:
•	Meals and Entertainment. You may occasionally accept or give meals, refreshments or other entertainment if:
▪	The items are of reasonable value;

▪	A primary purpose of the meeting or attendance at the event is business-related; and

▪	The expenses would be paid by the Company as a reasonable business expense if not paid for by another party.
Entertainment of reasonable value may include food and tickets for sporting and cultural events if they are generally offered to other customers, suppliers or vendors.
•	Advertising and Promotional Materials. You may occasionally accept or give advertising or promotional materials of nominal value.

•	Personal Gifts. You may accept or give personal gifts of reasonable value that are related to recognized special occasions such as a graduation, promotion, new job, wedding, retirement or a holiday. A gift is also acceptable if it is based on a family or personal relationship and unrelated to the business involved between the individuals.

•	Gifts Rewarding Service or Accomplishment. You may accept a gift from a civic, charitable or religious organization specifically related to your service or accomplishment.
     If you conduct business in other countries, including Israel, you must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments. See the “The Foreign Corrupt Practices Act and Other Laws Governing Our Business Internationally” section for a more detailed discussion of our policies regarding giving or receiving gifts related to business transactions in other countries.
     You should make every effort to refuse or return a gift that is beyond these permissible guidelines. If it would be inappropriate to refuse a gift or you are unable to return a gift, you should promptly report the gift to your supervisor. Your supervisor will bring the gift to the attention of a principal financial officer, who may require you to donate the gift to an appropriate community organization. If you have any questions about whether it is permissible to accept a gift or something else of value, contact your supervisor or a principal financial officer for additional guidance.
     Note: Gifts and entertainment may not be offered or exchanged under any circumstances to or with any employees of the United States, Israel, state or local governments. If you have any questions about this policy, contact your supervisor or the Legal Department for additional guidance. For a more detailed discussion of special considerations applicable to dealing with the United States, Israel, state and local governments, see “Interactions with the Government.”
COMPANY RECORDS
     Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. Company records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.
     All Company records must be complete, accurate and reliable in all material respects. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. You are responsible for understanding and complying with our record keeping policy. Ask your supervisor if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS
     As a public company we are subject to various securities laws, regulations and reporting obligations. Israeli law, U.S. federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.
     The Company’s principal financial officers and other employees working in the Accounting Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.
COMPLIANCE WITH LAWS AND REGULATIONS
     Each employee has an obligation to comply with all laws, rules and regulations applicable to the Company. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or a principal financial officer.
COMPETITION AND FAIR DEALING
     All employees should endeavor to deal fairly with fellow employees and with the Company’s customers, suppliers and competitors. Employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
Relationships with Customers
     Our business success depends upon our ability to foster lasting customer relationships. The Company is committed to dealing with customers fairly, honestly and with integrity. Specifically, you should keep the following guidelines in mind when dealing with customers:

•	Information we supply to customers should be accurate and complete to the best of our knowledge. Employees should not deliberately misrepresent information to customers.

•	Employees should not refuse to sell, service or maintain products the Company has produced simply because a customer is buying products from another supplier.

•	Customer entertainment should not exceed the limits of reasonable and customary business practice. Employees should not provide entertainment or other benefits that could be viewed as an inducement to or a reward for customer purchase decisions. Please see “Gifts and Entertainment” below for additional guidelines in this area.
Relationships with Suppliers
     The Company deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based on price, quality, service and reputation, among other factors. Employees dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise their objective assessment of the supplier’s products and prices. Employees can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice. Please see “Gifts and Entertainment” above for additional guidelines in this area.
Relationships with Competitors
     The Company is committed to free and open competition in the marketplace. Employees should avoid actions that would be contrary to laws governing competitive practices in the marketplace, including Israeli and U.S. federal and state antitrust laws. Such actions include misappropriation and/or misuse of a competitor’s confidential information or making false statements about the competitor’s business and business practices. For a further discussion of appropriate and inappropriate business conduct with competitors, see “Compliance with Antitrust Laws” below.
INTERACTIONS WITH THE GOVERNMENT
     The Company conducts business with Israel, the United States, state and local governments and the governments of many other countries. The Company is committed to conducting its business with all governments and their representatives with the highest standards of business ethics and in compliance with all applicable laws and regulations, including the special requirements that apply to government contracts and government transactions. In your interactions with the government, you should:

•	Be forthright and candid at all times. No employee should intentionally misstate or omit any material information from any written or oral communication with the government.

•	Exercise extreme care in maintaining records for and allocating costs to government contracts. Costs incurred on one government project should not be charged against another government project.

•	You should not offer or exchange any gifts, gratuities or favors with, or pay for meals, entertainment, travel or other similar expenses for, government employees.
     If your job responsibilities include interacting with the government, you are expected to understand and comply with the special laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your supervisor and a principal financial officer. You must also abide by the Company’s policy regarding the Foreign Corrupt Practices Act.
COMPLIANCE WITH ANTITRUST LAWS
     Antitrust laws of the United States, Israel and other countries are designed to protect consumers and competitors against unfair business practices and to promote and preserve competition. Our policy is to compete vigorously and ethically while complying with all antitrust, monopoly, competition or cartel laws in all countries, states or localities in which the Company conducts business.
Actions that Violate Antitrust Laws
     In general, U.S. and Israeli antitrust laws forbid agreements or actions “in restraint of trade.” All employees should be familiar with the general principles of the U.S. and Israeli antitrust laws, as well as similar laws in any other jurisdiction in which the Company does business. The following is a summary of actions that are violations of applicable antitrust laws:
•	Price Fixing. The Company may not agree with its competitors to raise, lower or stabilize prices or any element of price, including discounts and credit terms.

•	Limitation of Supply. The Company may not agree with its competitors to limit its production or restrict the supply of its services.

•	Allocation of Business. The Company may not agree with its competitors to divide or allocate markets, territories or customers.

•	Monopolies. The Company may not engage in any behavior that can be construed as an attempt to monopolize.

•	Boycott. The Company may not agree with its competitors to refuse to sell or purchase products from third parties. In addition, the Company may not prevent a customer from purchasing or using non-Company products or services.

•	Tying. The Company may not require a customer to purchase a product that it does not want as a condition to the sale of a different product that the customer does wish to purchase.
Meetings with Competitors
     Employees should exercise caution in meetings with competitors. Any meeting with a competitor may give rise to the appearance of impropriety. As a result, if you are required to meet with a competitor for any reason, you should obtain the prior approval of a principal financial officer. You should try to meet with competitors in a closely monitored, controlled environment for a limited period of time. The contents of your meeting should be fully documented. Specifically, you should avoid any communications with a competitor regarding:
•	Prices;

•	Costs;

•	Market share;

•	Allocation of sales territories;

•	Profits and profit margins;

•	Supplier’s terms and conditions;

•	Product or service offerings;

•	Terms and conditions of sale;

•	Production facilities or capabilities;

•	Bids for a particular contract or program;

•	Selection, retention or quality of customers; or

•	Distribution methods or channels.
Professional Organizations and Trade Associations
     Employees should be cautious when attending meetings of professional organizations and trade associations at which competitors are present. Attending meetings of professional organizations and trade associations is both legal and proper, if such meetings have a legitimate business purpose. At such meetings, you should not discuss pricing policy or other competitive terms, plans for new or expanded facilities or any other proprietary, competitively sensitive information. You are required to notify a principal financial officer prior to attending any meeting of a professional organization or trade association.

Seeking Help
     Violations of antitrust laws carry severe consequences and may expose the Company and employees to substantial civil damages, criminal fines and, in the case of individuals, prison terms. Whenever any doubt exists as to the legality of a particular action or arrangement, it is your responsibility to contact a principal financial officer promptly for assistance, approval and review.
PUBLIC COMMUNICATIONS AND REGULATION FD
Public Communications Generally
     The Company places a high value on its credibility and reputation in the community. What is written or said about the Company in the news media and investment community directly impacts our reputation, positively or negatively. Our policy is to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data. To ensure compliance with this policy, all news media or other public requests for information regarding the Company should be directed to Eyal Waldman, the Company’s Chief Executive Officer, or Michael Gray, the Company’s Chief Financial Officer. Mr. Waldman or Mr. Gray will work with you and the appropriate personnel to evaluate and coordinate a response to the request.
Compliance with Regulation FD
     In connection with its public communications, the Company is required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”). Regulation FD provides that, when we disclose material, non-public information about the Company to securities market professionals or shareholders (where it is reasonably foreseeable that the shareholders will trade on the information), we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors and other investment advisors.
     To ensure compliance with Regulation FD, we have designated the following officials as “Company Spokespersons:”
•	Eyal Waldman, Chief Executive Officer

•	Michael Gray, Chief Financial Officer
     Only Company Spokespersons or such other individuals as are designate by the Company’s Chief Executive Officer or Board of Directors are authorized to disclose information about the Company in response to requests from securities market professionals or shareholders. If you receive a request for information from any securities market professionals or shareholders, promptly contact Eyal Waldman, the Company’s Chief Executive Officer, or Michael Gray, the Company’s Chief Financial Officer, to coordinate a response to such request.
     Company employees who regularly interact with securities market professionals are specifically covered by Regulation FD and have a special responsibility to understand and comply with Regulation FD. Contact a principal financial officer if you have any questions about the scope or application of Regulation FD.
THE FOREIGN CORRUPT PRACTICES ACT AND OTHER LAWS GOVERNING OUR BUSINESS INTERNATIONALLY
     This section is subject to any Foreign Corrupt Practices Act Policy that the Company may adopt from time to time.
Foreign Corrupt Practices Act
     The Foreign Corrupt Practices Act (the “FCPA”) prohibits the Company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization. Stated more concisely, the FCPA prohibits the payment of bribes, kickback or other inducements to foreign officials. This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials. Violation of the FCPA is a crime that can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.
     Certain small facilitation or “grease” payments to foreign officials may be permissible under the FCPA if customary in the country or locality and intended to secure routine governmental action. Governmental action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion. For instance, “routine” functions would include setting up a telephone line or expediting a shipment through customs. To ensure legal compliance, all facilitation payments must receive prior written approval from a principal financial officer and must be clearly and accurately reported as a business expense.
Other Laws Governing our Business
     The Company’s business is subject to various Israeli, U.S. and international trade control regulations, including licensing, shipping documentation, import documentation and reporting and record retention requirements. To ensure compliance, all shipments of product, software and technology must be cleared through the [Shipping and Receiving Department] of the originating facility or location. This requirement also applies to all samples, products, documents or data that are going to be hand carried during foreign travel.

     Employees with significant responsibilities in our international business units have an additional responsibility to understand and comply with such applicable laws. These employees are expected to have a working knowledge of the laws and regulations applicable to their job positions. Questions and requests for assistance should be directed to a principal financial officer.
     The Company is also subject to U.S. anti-boycott laws and regulations, which prevent companies from taking action in support of a boycott imposed by a foreign country upon a nation that is friendly with the United States. Boycott laws often change and must be closely monitored. To ensure compliance, any boycott issue must be referred to a principal financial officer.
CONCLUSION
     This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor or a principal financial officer, or you may call the Compliance Hotline at 1-866-685-8667. We expect all Company employees to adhere to these standards.
     This Code of Business Conduct and Ethics, as applied to the Company’s principal financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.
     This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.